Filer:  CGI Group Inc.
                                           Subject Company: IMRglobal Corp.
                                           Commission File No.: 1-14858

                      This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.

Total IT Spending

[CHART]

    Tier 3
    ------
   Systems
Architecture &        30%
 Development

    Tier 2
    ------
Application/                            Gross Margins
  Software            30%
 Management

    Tier 1
    ------
Infrastructure
 & Operations         30%
   Services

-    Worldwide annual IT spending:  US$3.4-$4.0 Trillion

Source:  Gartner Dataquest

Key Trends - IT Outsourcing

US $ Billions   Potential annual IT outsourcing market

U.S.            $713
Europe          $661
Canada          $ 37

* Source IDC, December 2000 (Excludes hardware, software and all IT spending already outsourced by organizations)

Customers' Criteria
-    Critical mass of professionals
-    Vertical industry knowledge
-    End-to-end IT capabilities
     -    Includes high-end consulting
-    Efficient delivery model
-    Global presence
-    Competitive pricing

CGI-IMRglobal Key Differentiators

-    Number four player in North American IT services market
-    Meets all customers' criteria
-    Only industry player with:
     -    ISO 9001 & CMM Level 4 quality certification
     -    This specific low-cost delivery model

CGI-IMRglobal:  Market Driven Organization
INDUSTRY FOCUS

 Financial Services      Heathcare/Gov't              Commercial Services
--------------------   -------------------    ----------------------------------
Insurance   Capital     Heathcare    Gov't     Utilities    Retail     Mfg. &
Banking     Markets                                                 Distribution


                             Common Delivery Model
                        --------------------------------
        Tier 3:  Systems architecture & development/suite of solutions
        Tier 2:  Applications/software management
        Tier 1:  Infrastructure & operations services

Vertical Market Expertise
Increased Depth and Breadth Post Merger

[PIE CHART]

[31% - Financial Services
 12% - Healthcare & Government
 36% - Telecom
 21% - Manufacturing - Retail - Distribution]

Growth Strategy

[CHART]

[Four Pillars of Growth
    o  Organic
    o  Outsourcing
    o  Business Unit Acquisitions
    o  Large Acquisitions]

CGI-IMRglobal Growth Strategy
REVENUE & PROFITABILITY GROWTH

-    Leverage:
     -    US and European customer base
     -    Business knowledge in verticals
     -    Global presence & critical mass
     -    Low cost delivery model for worldwide operations

Summary

-    Merger is highly strategic and synergistic
-    Positions CGI as IT domain consolidator in the US and Europe
-    Positions CGI as backlog generator
-    Provides critical mass of professionals
-    Ability to grow revenue & improve margins

                     Provides CGI-IMR with Global Footprint
                          ----------------------------
           Specific Focus in US - World's Largest Outsourcing Market

Investor Information

Investors are urged to read the relevant documents that will be filed with the US Securities & Exchange Commission (SEC) by CGI Group Inc. and IMRglobal, Corp. in connection with the merger because they will contain important information, including the identities of the participants in any solicitation of proxies or consents from IMRglobal, Corp. shareholders and a description of such participants' interests in any such solicitation. You will be able to obtain a free copy of the documents filed with the SEC by CGI Group Inc. and IMRglobal, Corp. at the SEC's website, www.sec.gov. CGI Group Inc. and IMRglobal, Corp. investors will also be able to obtain a free copy of the relevant documents by contacting:


CGI
Investor Enquiries
Ronald White
Director, investor relations
(514) 841-3230

Media Enquiries
Eileen Murphy
Director, media relations
(514) 841-3430

IMRglobal
Investor Relations Department
(727) 467-8163

Proxy Statement Information

In connection with the proposed merger, IMRglobal will be filing a proxy statement with the SEC. Security holders of IMRglobal and investors are urged to read the proxy statement when it becomes available because it contains important information regarding the proposed merger. Investors and shareholders may obtain a free copy of the proxy statement when it becomes available and other documents filed by IMRglobal and furnished by CGI with the SEC in connection with the merger at the SEC's website at www.sec.gov. Shareholders of IMRglobal and investors may also obtain for free a copy of the proxy statement and other documents filed with the SEC by IMRglobal in connection with the proposed merger by contacting the IMRglobal investor relations department at (727) 467-8163.
Shareholders of IMRglobal and investors may also obtain for free documents furnished to the SEC by CGI in connection with the merger by contacting the CGI investor relations department at (514) 841-3230.

Information Concerning Participants

IMRglobal and its directors and executive officers may be deemed to be participants in the solicitation of proxies from security holders of IMRglobal in favor of the merger. The directors and executive officers of IMRglobal include the following: Satish K. Sanan; Jeffery S. Slowgrove; Vicent Addonisio; Philip Shipperlee; Charles C. Luthin; and Michael Dean. If you are interested in obtaining information on the beneficial interests of IMRglobal's directors and executive officers in IMRglobal common stock, we encourage you to obtain, free of charge, the proxy statement for IMRglobal's 2000 Annual Meeting of Shareholders filed with the SEC on April 27, 2000. This document is available on the Internet at the SEC's website at www.sec.gov or from IMRglobal by contacting the IMRglobal investor relations department at (727) 467-8163.